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                              January 26, 2024

       Brian Zasitko
       Chief Financial Officer
       Lucy Scientific Discovery, Inc.
       301-1321 Blanshard Street
       Victoria, British Columbia, Canada V8W 0B6

                                                        Re: Lucy Scientific
Discovery, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed on January
12, 2024
                                                            File No. 333-276489

       Dear Brian Zasitko:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed January 12, 2024

       Selling Stockholders, page 30

   1. In a PIPE transaction, a registered resale of securities is permitted where the investor is irrevocably bound to
purchase a set number of securities for a set purchase price that is not based on a market
price or a fluctuating ratio. In addition, there can be no conditions that an investor can
cause not to be satisfied, including conditions related to market price of the securities.
Further, the closing of the private placement of the unissued securities must occur within a
short time after the effectiveness of the resale registration statement.
                                                        In light of such,
please provide us with your analysis regarding your eligibility to register the resale of the
common stock underlying the Notes that may be issued in connection with Subsequent
Tranches, the payment for which remain in the selling stockholders' "sole discretion", and the
1,364,325 common shares issuable upon effectiveness of the
                                                        registration statement
with a value based on the lowest daily VWAP during the 20 trading days preceding the date
of issuance. For guidance, refer to Securities Act Sections
 Brian Zasitko
Lucy Scientific Discovery, Inc.
January 26, 2024
Page 2
       Compliance & Disclosure Interpretation 139.11.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tamika Sheppard at 202-551-8346 or Laura Crotty at 202-551-7614 with any other questions.



                                                           Sincerely,
FirstName LastNameBrian Zasitko
                                                           Division of
Corporation Finance
Comapany NameLucy Scientific Discovery, Inc.
                                                           Office of Life
Sciences
January 26, 2024 Page 2
cc:       Joseph Lucosky, Esq.
FirstName LastName